The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 3, 2018.

July 2018 Preliminary Pricing Supplement No. G148 Registration Statement No. 333-218604-02 Dated July 3, 2018 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Market-Linked Partial Principal at Risk Notes due August 3, 2022

Based on the Value of the S&P 500® Index

At maturity, if the Final Level is greater than the Initial Level, we will pay per note the stated principal amount of $10 plus a Supplemental Redemption Amount, subject to the Maximum Payment at Maturity. If the Final Level is less than or equal to the Initial Level, investors will lose 1% for every 1% decline of the Final Level from the Initial Level, subject to the Minimum Payment at Maturity. Investors may lose up to 10% of the stated principal amount of the notes. The notes are for investors who are concerned about principal risk, but seek an equity-index based return, and who are willing to risk 10% of their principal and to forgo current income and upside returns above the Maximum Payment at Maturity in exchange for the repayment of at least 90% of the principal at maturity and the opportunity to receive a Supplemental Redemption Amount, subject to the Maximum Payment at Maturity.

All payments on the notes are subject to the credit risk of Credit Suisse.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Underlying:	The S&P 500® Index. For more information on the Underlying, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.
Aggregate Principal Amount:	$
Principal Amount:	$10 per note. The notes are offered at a minimum investment of 100 notes at $10 per note (representing a $1,000 investment), and integral multiples of $10 in excess thereof.
Price to Public:	$10 per note (see “Commissions and Price to Public” below)
Payment at Maturity:	The Payment at Maturity per $10 principal amount will be calculated as follows:
• if the Final Level is greater than the Initial Level:
$10 + Supplemental Redemption Amount, subject to the Maximum Payment at Maturity. In no event will the Payment at Maturity exceed the Maximum Payment Amount
• if the Final Level is less than or equal to the Initial Level:
$10 x (Final Level / Initial Level), subject to the Minimum Payment at Maturity
In no event will the Payment at Maturity be less than the Minimum Payment at Maturity. The Minimum Payment at Maturity is $9 per note regardless of the performance of the Underlying. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Supplemental Redemption Amount:	(i) $10 times (ii) the Index Percent Change
Maximum Payment at Maturity:	Expected to be $14 per security (140% of the principal amount and to be determined on the Trade Date).
Index Percent Change:	Final Level – Initial Level Initial Level
Minimum Payment at Maturity:	$9 per security (90% of the principal amount).
Key Terms continued on the following page

Investing in the notes involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Commissions and Price to Public	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Issuer
Per note	$10	$0.25(1)
		$0.05(2)	$9.70
Total	$	$	$

(1) We or one of our affiliates may pay to Morgan Stanley Smith Barney LLC (“MSSB”) varying discounts and commissions of up to $0.30 per $10 principal amount of notes, of which $0.05 per $10 principal amount of notes will be paid as a structuring fee. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

(2) Reflects a structuring fee payable to MSSB by Credit Suisse Securities (USA) LLC (“CSSU”) or one of its affiliates of $0.05 for each note.

The agent for this offering, CSSU, is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $10 principal amount of the notes on the Trade Date will be between $9.40 and $9.60 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Market-Linked Partial Principal at Risk Notes due August 3, 2022

Based on the Value of the S&P 500® Index

Key Terms continued from previous page:
Initial Level:	, which is the closing level of the Underlying on the Trade Date. In the event that the closing level for the Underlying is not available on the Trade Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.
Final Level:	The closing level of the Underlying on the Valuation Date
Trade Date:	Expected to be on or about July 31, 2018
Settlement Date:	Expected to be on or about August 3, 2018 (3 business days after the Trade Date). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
Valuation Date:	July 29, 2022, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	August 3, 2022, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Payment at Maturity will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Event of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the amount to be received on the Maturity Date, calculated as though the date of acceleration were the Valuation Date (or the final Valuation Date if there is more than one Valuation Date).
CUSIP/ISIN:	22549M780 / US22549M7801
Listing:	The notes will not be listed on any securities exchange.
Distributor:	MSSB. See “Supplemental Plan of Distribution.”
Calculation Agent:	Credit Suisse International

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Market-Linked Partial Principal at Risk Notes due August 3, 2022

Based on the Value of the S&P 500® Index

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated October 4, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated April 19, 2018: https://www.sec.gov/Archives/edgar/data/1053092/000095010318004962/dp89590_424b2-underlying.htm

•	Product supplement No. I–G dated October 4, 2017: https://www.sec.gov/Archives/edgar/data/1053092/000095010317009709/dp81337_424b2-psg.htm

•	Prospectus supplement and Prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

July 2018	Page 2

Market-Linked Partial Principal at Risk Notes due August 3, 2022

Based on the Value of the S&P 500® Index

Investment Summary

Market-Linked Partial Principal at Risk Notes

The Market-Linked Partial Principal at Risk Notes due August 3, 2022 Based on the Value of the S&P 500® Index (the “notes”) offer 100% participation in the positive performance of the Underlying, subject to the Maximum Payment at Maturity of $14.00 per note, while maintaining 1-to-1 downside exposure to any depreciation of the Underlying, subject to the Minimum Payment at Maturity of $9.00 per note. The notes provide investors:

▪	an opportunity to gain exposure to the S&P 500® Index

▪	minimum repayment of 90% of principal at maturity

▪	100% participation in any appreciation of the Underlying over the term of the notes, subject to the Maximum Payment at Maturity

At maturity, if the Final Level is greater than the Initial Level, you will receive the stated principal amount of $10 per note plus the Supplemental Redemption Amount, subject to the Maximum Payment at Maturity. The Supplemental Redemption Amount provides 100% upside participation in the appreciation of the Underlying over the term of the notes, subject to the Maximum Payment at Maturity. If the Final Level is equal to or less than the Initial Level, you will receive a payment per note that is equal to or less than the stated amount of $10 per note by an amount proportionate to the depreciation of the Underlying from Initial Level to Final Level, if any, subject to the Minimum Payment at Maturity of $9 per note. All payments on the notes, including the repayment of principal at maturity, are subject to our credit risk.

Maturity:	Approximately four years
Maximum Payment at Maturity:	Expected to be $14 per security (140% of the principal amount and to be determined on the Trade Date).
Minimum Payment at Maturity:	$9 per note (90% of the principal amount and to be determined on the Trade Date). You could lose up to 10% of the principal amount per note.
Coupon:	None

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Based on the Value of the S&P 500® Index

Key Investment Rationale

Market-Linked Partial Principal at Risk Notes offer investors exposure to the performance of the Underlying and provide for the minimum repayment of 90% of the stated principal amount at maturity. They are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo yield in exchange for the repayment of at least 90% of the stated principal amount at maturity plus the potential to receive a Supplemental Redemption Amount, based on the performance of the Underlying, subject to the Maximum Payment at Maturity.

Minimum Payment at Maturity of 90%	The notes provide for the Minimum Payment at Maturity of 90% of the stated principal per note if held to maturity.
Upside Scenario	The Underlying increases in value significantly, and, at maturity, the notes pay the stated principal amount of $10 plus 100% of the appreciation of the Underlying, subject to the Maximum Payment at Maturity, which is expected to be $14 per security (140% of the principal amount and to be determined on the Trade Date).
Downside Scenario	The Underlying declines and, at maturity, the notes pay less than the stated principal amount of $10 by an amount proportionate to the depreciation in the value of the Underlying from Initial Level to Final Level, subject to the Minimum Payment at Maturity of $9 per note (90% of the stated principal amount).

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Market-Linked Partial Principal at Risk Notes due August 3, 2022

Based on the Value of the S&P 500® Index

Hypothetical Payout on the Notes

At maturity, for each $10 principal amount of notes that you hold, you will receive a payment calculated as follows:

(i) If the Final Level is greater than the Initial Level, you will receive the stated principal amount of $10 plus a Supplemental Redemption Amount, subject to the Maximum Payment at Maturity, which is expected to be $14 (140% of the principal amount and to be determined on the Trade Date). The Supplemental Redemption Amount will be calculated on the Valuation Date as follows:

$10 times (ii) the Index Percent Change

(ii) If the Final Level is less than or equal to the Initial Level, you will receive an amount less than or equal to the stated principal amount of $10, based on a 1% loss of principal for each 1% decline in the Underlying from Initial Level to Final Level, subject to the Minimum Payment at Maturity, which is expected to be $9 per note (90% of the principal amount and to be determined on the Trade Date).

The payment due at maturity will not be less than $9 per note regardless of the performance of the Underlying.

The table below illustrates the Payment at Maturity for each note for a hypothetical range of Index Percent Changes.

Index Percent Change	Principal Amount	Supplemental Redemption Amount	Payment at Maturity	Return on $10 Note
150%	$10	$4	$14	40%
140%	$10	$4	$14	40%
130%	$10	$4	$14	40%
120%	$10	$4	$14	40%
110%	$10	$4	$14	40%
100%	$10	$4	$14	40%
90%	$10	$4	$14	40%
80%	$10	$4	$14	40%
70%	$10	$4	$14	40%
60%	$10	$4	$14	40%
50%	$10	$4	$14	40%
40%	$10	$4	$14	40%
30%	$10	$3	$13	30%
20%	$10	$2	$12	20%
10%	$10	$1	$11	10%
0%	$10	$0	$10	0%
-5%	$9.50	$0	$9.50	-5%
-10%	$9	$0	$9	-10%
-20%	$9	$0	$9	-10%
-30%	$9	$0	$9	-10%
-40%	$9	$0	$9	-10%
-50%	$9	$0	$9	-10%
-60%	$9	$0	$9	-10%
-70%	$9	$0	$9	-10%
-80%	$9	$0	$9	-10%
-90%	$9	$0	$9	-10%
-100%	$9	$0	$9	-10%

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Market-Linked Partial Principal at Risk Notes due August 3, 2022

Based on the Value of the S&P 500® Index

Selected Risk Considerations

This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see any accompanying product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪	The notes do not pay interest and provide for a minimum payment of only 90% of the stated principal amount at maturity. If the Index Percent Change is less than 0%, the Payment at Maturity for each note you hold will be less than the principal amount of $10 for each note by an amount proportionate to the depreciation of the Underlying from Initial Level to Final Level, subject to the Minimum Payment at Maturity of $9.00 per note. You could lose up to 10% of your investment in the notes.

▪	Regardless of the amount of any payment you receive on the notes, your actual yield may be different in real value terms. Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

▪	Limited appreciation potential. If the Final Level is greater than the Initial Level, for each $10 principal amount of securities, you will be entitled to receive at maturity the lesser of (i) the Maximum Payment at Maturity and (ii) the sum of $10 and the Supplemental Redemption Amount, which will equal the product of (a) $10 and (b) and the percentage change of the Underlying from the Initial Level to the Final Level. The Payment at Maturity will not exceed the Maximum Payment at Maturity, regardless of the appreciation in the level of the Underlying, which may be significant.

▪	The notes are subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

▪	The notes do not pay interest. We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlying. Because the Payment at Maturity may be less than or equal to the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each note may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

▪	The probability that the Index Percent Change will be negative will depend on the volatility of the Underlying. “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Index Percent Change could be negative, and that you will receive less than the principal amount of $10 for each note you hold at maturity. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Trade Date. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying could fall sharply and you could receive less than the principal amount of $10 for each note you hold at maturity. You could lose up to 10% of your investment in the notes.

▪	Hedging and trading activity. We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlying. We, any dealer or our or their respective affiliates may also trade instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the notes could adversely affect our payment to you at maturity.

▪	The estimated value of the notes on the Trade Date may be less than the Price to Public. The initial estimated value of your notes on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit).

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Based on the Value of the S&P 500® Index

These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

▪	Effect of interest rate in structuring the notes. The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

▪	Secondary market prices. If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Trade Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

▪	Credit Suisse is subject to Swiss regulation. As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes

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and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

▪	Lack of liquidity. The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

▪	Potential conflicts. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as agent of the issuer for the offering of the notes, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. For instance, as calculation agent, Credit Suisse International will determine the Initial Level and the Payment at Maturity. Moreover, certain determinations made by Credit Suisse International, in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor underlying or calculation of the closing level in the event of a market disruption event or discontinuance of the Underlying. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. In addition, hedging activities by us or our affiliates on or prior to the Trade Date could potentially increase the Initial Level, and therefore, could increase the level at or above which the Underlying must close so that you are not exposed to the negative performance of the Underlying on the Valuation Date. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

▪	Unpredictable economic and market factors will affect the value of the notes. The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Trade Date may be less than the price to public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o       the expected and actual volatility of the Underlying;

o       the time to maturity of the notes;

o        the dividend rate on the equity securities included in the Underlying;

o       interest and yield rates in the market generally;

o       investors’ expectations with respect to the rate of inflation;

o       geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

o       our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

▪	No ownership rights relating to the Underlying. Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlying. For

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example, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

▪	Adjustments to the Underlying could adversely affect the value of the notes. The publisher of the Underlying may add, delete or substitute the component stocks of the Underlying or make other methodological changes that could change the value of the Underlying. Any of these actions could adversely affect the value of the notes. The publisher of the Underlying may also discontinue or suspend calculation or publication of the Underlying at any time. In these circumstances, Credit Suisse International, as the calculation agent, will have the sole discretion to substitute a successor underlying that is comparable to the discontinued Underlying. Credit Suisse International could have an economic interest that is different than that of investors in the notes insofar as, for example, Credit Suisse International is permitted to consider Underlyings that are calculated and published by Credit Suisse International or any of its affiliates. If Credit Suisse International determines that there is no appropriate successor underlying on the Valuation Date, the amount payable at maturity will be based on the value of the Underlying, based on the closing prices of the stocks constituting the Underlying at the time of such discontinuance, without rebalancing or substitution, computed by Credit Suisse International as calculation agent in accordance with the formula for calculating the Underlying last in effect prior to such discontinuance, as compared to the Initial Level.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

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Based on the Value of the S&P 500® Index

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC, consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float-adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on June 26, 2018:

Bloomberg Ticker Symbol:	SPX
Current Closing Level:	2,723.06
52 Weeks Ago (on 6/26/2017):	2,439.07
52 Week High (on 1/26/2018):	2,872.87
52 Week Low (on 7/06/2017):	2,409.75

The following graph sets forth the daily closing levels of the Underlying for the period from January 2, 2013 through June 26, 2018. The related table sets forth the published high and low closing levels, as well as end-of-quarter closing levels, of the Underlying for each quarter in the same period. The closing level of the Underlying on June 26, 2018 was 2,723.06. We obtained the information in the table and graph below from Bloomberg Financial Markets without independent verification. You should not take the historical values of the Underlying as an indication of its future performance, and no assurance can be given as to the closing level of the Underlying on the Valuation Date.

For additional information about the S&P 500® Index, see “S&P 500® Index” in the accompanying underlying supplement.

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S&P 500® Index Daily Closing Levels January 2, 2013 to June 26, 2018

S&P 500® Index	High	Low	Period End
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter	1,962.87	1,815.69	1,960.23
Third Quarter	2,011.36	1,909.57	1,972.29
Fourth Quarter	2,090.57	1,862.49	2,058.90
2015
First Quarter	2,117.39	1,992.67	2,067.89
Second Quarter	2,130.82	2,057.64	2,063.11
Third Quarter	2,128.28	1,867.61	1,920.03
Fourth Quarter	2,109.79	1,923.82	2,043.94
2016
First Quarter	2,063.95	1,829.08	2,059.74
Second Quarter	2,119.12	2,000.54	2,098.86
Third Quarter	2,190.15	2,088.55	2,168.27
Fourth Quarter	2,271.72	2,085.18	2,238.83
2017
First Quarter	2,395.96	2,257.83	2,362.72
Second Quarter	2,453.46	2,328.95	2,423.41
Third Quarter	2,519.36	2,409.75	2,519.36
Fourth Quarter	2,690.16	2,529.12	2,673.61
2018
First Quarter	2,872.87	2,581.00	2,640.87
Second Quarter (through June 26, 2018)	2,786.85	2,581.88	2,723.06

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[United States Federal Income Tax Considerations ]

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.” The discussions below and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “Material United States Federal Income Tax Considerations—U.S. Holders—Contingent Payment Debt Instruments,” and the remaining discussion assumes that this treatment of the notes is respected. If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally will not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “Material United States Federal Income Tax Considerations —Non-U.S. Holders Generally” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an Internal Revenue Service (the “IRS”) notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under

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Based on the Value of the S&P 500® Index

Section 871(m) will be made as of the Trade Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU. The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

CSSU may offer the notes at the offering price set forth on the cover page of this pricing supplement and may receive varying underwriting discounts and commissions of up to $0.30 per $10 principal amount of notes. MSSB and its financial advisors will collectively receive from CSSU varying discounts and commissions of up to $0.30 for each note they sell, of which $0.05 per $10 principal amount of notes reflects a structuring fee. CSSU may reallow some or all of the discount on the principal amount per note on sales of such notes by other brokers or dealers. If all of the notes are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker dealers in connection with the costs of implementing systems to support these notes.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

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Market-Linked Partial Principal at Risk Notes due August 3, 2022

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Contact

MSSB clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 780-2731.

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